EXHIBIT 99.1

Galapagos to Present New Data from Cell Therapy Program at ASH 2025

Oral presentation of GLPG5101 data from the ATALANTA-1 study in patients with high-risk relapsed/refractory mantle cell lymphoma

Two abstracts featuring new Phase 2 data highlight the potential of CAR-T cell therapy candidate, GLPG5101, in relapsed/refractory non-Hodgkin lymphoma

Results demonstrate high rates of complete and durable responses along with low rates of high-grade toxicities using GLPG5101 manufactured on innovative median seven-day vein-to-vein time platform, potentially enabling broader access to cell therapy

Mechelen, Belgium; November 3, 2025, 22:01 CET; Galapagos NV (Euronext & NASDAQ: GLPG) today announced that it will present new and updated data for CAR T-cell therapy candidate, GLPG51011, at the 67th American Society of Hematology (ASH) Annual Meeting in Orlando, FL, December 6-9, 2025.

Two abstracts, including one oral presentation, will feature new and updated Phase 2 data in relapsed/refractory mantle cell lymphoma (R/R MCL) and R/R large B-cell lymphoma (R/R DLBCL) for GLPG5101, Galapagos’ proprietary cell therapy candidate in R/R non-Hodgkin lymphoma (NHL). Galapagos will also host a company showcase, titled: Fast, Fresh, Fit: Unlocking the Potential of Cell Therapy through a Transformative, Scalable, and Accessible Approach to Impact More Patients Globally.

“We are excited to present promising new clinical data for our CD19 CAR T-cell therapy candidate in R/R mantle cell lymphoma and diffuse large B-cell lymphoma, two indications with high unmet medical need,” said Omotayo Fasan, MBBS, MRCP, Clinical Development Program Head, Oncology. “The data continue to support the hypothesis that the rapid delivery of fresh, fit, early-memory enriched CAR-T cells could improve outcomes for patients.”

The data to be presented are summarized below:

  The oral presentation on GLPG5101, Galapagos’ CD19 CAR-T candidate, will feature new and updated Phase 2 data in patients with high-risk R/R MCL. The results demonstrate high rates of complete response and minimal residual disease negativity, and durable responses, with low rates of severe grade toxicities (cut-off date: September 2, 2025).
  The poster presentation on GLPG5101, Galapagos’ CD19 CAR-T candidate, will feature new and updated Phase 2 data in R/R DLBCL. The data demonstrate high complete response rates, a low dropout rate, and mainly low-grade toxicities in patients with R/R DLBCL (cut-off date: September 2, 2025).
  The oral and poster presentations demonstrate the feasibility of the manufacturing platform, enabling rapid delivery of fresh, early-memory enriched CAR T-cell products with a median vein-to-vein time of seven days. The data show robust in-vivo expansion, durable persistence, high complete response rates, and a low incidence of high-grade toxicities, supporting outpatient administration.

The dates and times for the accepted abstracts are as follows:

Abstract title	Authors (Presenter)	Presentation date/time
Galapagos-driven original abstracts
High complete response rates and minimal residual disease (MRD) negativity, with durable responses, in high-risk mantle cell lymphoma (MCL) with GLPG5101, a fresh, early memory-enriched CAR T-cell therapy with a 7-day vein-to-vein time: Results from the ATALANTA-1 MCL cohort	Marie José Kersten, Joost S.P. Vermaat, Pim G.N.J. Mutsaers, Maria T. Kuipers, Evelyne Willems, Sébastien Anguille, Tim J.A. Dekker, Caron Jacobson, Michael R. Bishop, Peter Vandenberghe, Guillaume Dachy, Andreas Klein, Jon Arnason, Stavros Milatos, Chiara Lobetti-Bodoni, Eva Santermans, Sandra Blum, Kirsten Van Hoorde, Maike Spoon, Omotayo Fasan, and Martin Dreyling	Oral presentation number: 662
Date: Sunday, December 7, 2025
Time: 4:45 pm – 5:00 pm EST (session 4:30 – 06:00 EST)
Session: 623. Mantle Cell, Follicular, Waldenstrom's, and Other Indolent B Cell Lymphomas: Clinical and Epidemiological - Novel Treatments for and Insights into Mantle Cell Lymphoma
Location: OCCC – Tangerine Ballroom F2

High complete response rates, low dropout rate, and low-grade toxicities in patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL) receiving GLPG5101, a fresh, early memory-enriched CAR T-cell therapy with a 7-day vein-to-vein time: Results from the ATALANTA-1 DLBCL cohort	Joost S.P. Vermaat, Pim G.N.J. Mutsaers, Sébastien Anguille, Maria T. Kuipers, Evelyne Willems, Tim J.A. Dekker, Peter Vandenberghe, Guillaume Dachy, Caron Jacobson, Michael R. Bishop, Martin Dreyling, Andreas Klein, Jon Arnason, Stavros Milatos, Harini Kothari, Daniela Buglio, Sandra Blum, Leonardo Chicaybam, Eva Santermans, Omotayo Fasan, and Marie José Kersten	Poster presentation number: 5940
Date: Monday, December 8, 2025
Time: 06:00 pm – 08:00 pm EST
Session: 704. Cellular Immunotherapies: Early Phase Clinical Trials and Toxicities: Poster III
Location: OCCC - West Halls B3–B4

Galapagos company showcase
Omotayo Fasan - VP, Clinical Development Program Head, Oncology	Date: Saturday, December 6, 2025 Time: 1:30 pm – 1:45 pm EST Location: Room W208AB – Level 2 – Orange County Convention Center (West Building)

About GLPG5101 and ATALANTA-1 (EudraCT 2021-003272-13; NCT 06561425)

GLPG5101 is a second generation anti-CD19/4-1BB CAR-T product candidate, administered as a single fixed intravenous dose. The safety, efficacy and feasibility of decentralized manufactured GLPG5101 are currently being evaluated in the ATALANTA-1 Phase 1/2 study in eight hematological malignancies with high unmet need. The primary objective of the Phase 1 part of the study is to evaluate safety and to determine the recommended dose for the Phase 2 part of the study. Secondary objectives include assessment of efficacy and feasibility of decentralized manufacturing of GLPG5101. The dose levels that were evaluated in Phase 1 are 50×106 (DL1), 110×106 (DL2) and 250×106 (DL3) CAR+ viable T-cells. The primary objective of the Phase 2 part of the study is to evaluate the Objective Response Rate (ORR) while the secondary objectives include Complete Response Rate (CRR), duration of response, progression free survival, overall survival, safety, pharmacokinetic profile, and the feasibility of decentralized manufacturing. Each enrolled patient will be followed for 24 months. The ATALANTA-1 study is currently enrolling patients in the U.S. and Europe.

About Galapagos’ cell therapy manufacturing platform
Galapagos’ innovative decentralized cell therapy manufacturing platform has the potential for the administration of fresh, fit cells in a median vein-to-vein time of seven days, greater physician visibility, and improved patient experience. The platform consists of an end-to-end xCellit® workflow management and monitoring software system, a decentralized, functionally closed, automated manufacturing platform for cell therapies (using Lonza’s Cocoon®) and a proprietary quality control testing and release strategy.

For further information, contact Galapagos:
Investor Relations
Glenn Schulman

+1 412 522 6239
ir@glpg.com

Corporate Communications
Marieke Vermeersch
+32 479 490 603

media@glpg.com

Visit us at www.glpg.com or follow us on LinkedIn or X.

Forward-looking statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. These statements are often, but are not always, made through the use of words or phrases such as “anticipate,” “expect,” “plan,” “estimate,” “will,” “continue,” “aim,” “intend,” “future,” “potential,” “could,” “indicate,” “forward,” “may,” as well as similar expressions. Forward-looking statements contained in this press release include, but are not limited to, statements regarding Galapagos’ plans, expectations and strategy with respect to its cell therapy business, including statements regarding its plans, expectations and strategy for GLPG5101 and its other product candidates and partnered programs, Galapagos’ intention to wind down its cell therapy business as part of its ongoing transformation, the expected timing, design and readouts of the ATALANTA-1 study, and the potential benefits of Galapagos’ product candidates. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause Galapagos’ actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, without limitation, the risk that Galapagos will not be able to successfully implement the winding down of its cell therapy business within the expected timeframe or at all, or if implemented, the wind down will not achieve its anticipated economic benefits; the risk that preliminary or interim clinical results may not be replicated in ongoing or subsequent clinical trials, the risk that ongoing and future clinical studies with Galapagos’ product candidates, including GLPG5101, may not be completed in the currently envisaged timelines or at all, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of GLPG5101 due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partners Lonza and US WorldMeds), and that Galapagos’ estimations regarding its GLPG5101 development programs and regarding the commercial potential of GLPG5101 may be incorrect, as well as those risks and uncertainties identified in Galapagos’ Annual Report on Form 20-F for the year ended 31 December 2024 filed with the U.S. Securities and Exchange Commission (SEC) and its subsequent filings with the SEC. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The forward-looking statements contained herein are based on management’s current expectations and beliefs and speak only as of the date hereof, and Galapagos makes no commitment to update or publicly release any revisions to forward-looking statements in order to reflect new information or subsequent events, circumstances or changes in expectations. Further, Galapagos cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

1 On October 21, 2025, Galapagos announced its intention to wind down its cell therapy business and pursue new transformational business development transactions with its available cash resources. This intention is subject to the conclusion of consultations with works councils in Belgium and the Netherlands, during which Galapagos will continue to operate the business (including, among other things, presenting clinical data at scientific conferences). Galapagos would consider any viable proposal to acquire all, or part of the cell therapy business, if such a proposal emerges during the wind down process.